UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2005

PetroKazakhstan Inc.

(Name of Registrant)

140-4th Avenue SW #1460, Calgary Alberta, Canada T2P 3N3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROKAZAKHSTAN INC.

(Registrant)

Date: March 31, 2005	By:	/s/ Ihor P. Wasylkiw
Ihor P. Wasylkiw
P.Eng., Vice President Investor Relations

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

99.1	2004 Annual Report
99.2	Management's Discussion and Analysis
99.3	2004 Consolidated Financial Statements
99.4	Form of Proxy
99.5	Circular
99.6	Notice of Meeting
99.7	CEO Certification
99.8	CFO Certification